HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, VA 22203

December 4, 2008

VIA EDGAR

Mr. Vincent J. Di Stefano, Jr.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Homestead Funds, Inc. (the “Registrant”) File Nos. 33-35788, 811-06136

Dear Mr. Di Stefano:

In a November 14, 2008 telephone conversation with me and in a follow up telephone conversation on November 18, 2008 with me and my colleagues Danielle Sieverling and Anna Amaczi, you communicated the Securities and Exchange Commission (the “SEC”) staff's (the “Staff”) comments with respect to the Registrant’s Post-Effective Amendment No. 38 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 39 to the Registration Statement under the Investment Company Act of 1940, as amended, as filed with the SEC on October 6, 2008 pursuant to Rule 485(a)(1) under the 1933 Act.  A summary of the Staff's comments, along with the Registrant's responses to those comments, are set forth below.

Prospectus:

Comment 1:	On page 9, please add risk disclosure regarding investment in other investment companies to the Stock Index Fund’s risk section.

Response:
Comment accepted.  We have added the following disclosure:

“Investing in Other Investment Companies.  Because the Fund invests all of its investable assets in the Master Portfolio, the Fund bears a fee of 0.05%, equal to its proportionate share of fees paid by the Master Portfolio, in addition to the administration fee it pays to RE Advisers.”

Comment 2:	If the International Value Fund invests in emerging markets, on page 18, please add disclosure regarding emerging market risk.

Mr. Vincent J. Di Stefano, Jr. Division of Investment Management December 4, 2008 Page 2 of 3
Response:
The International Value Fund’s investments in emerging markets are limited.  Therefore, we believe that the current disclosure regarding emerging market risk included under “Foreign Risk” is sufficient.

Comment 3:	For the International Value Fund, consider whether the current disclosure, on page 18, meets the Fund’s Rule 35d-1 requirements.

Response:
Comment accepted.  We have modified the current disclosure to more accurately represent the Fund’s investment strategy reflected in the sentence below:

“Under normal market conditions, the International Value Fund invests at least 80% of its assets primarily in at least three countries, not including the United States.”

Comment 4:	In the Fees and Expenses table, on page 25, state whether the expense waiver is voluntary or contractual.

Response:	Comment accepted. We have noted in the footnotes to the Fees and Expenses table that these waivers are contractual.

Comment 5:	In the Financial Highlights, on page 37, the portfolio turnover is listed as “N/A” for the Stock Index Fund. Consider replacing this with the portfolio turnover of the master fund.

Response:	We will discuss this comment with our independent auditors and make this change to the annual update of the Registration Statement if appropriate.

Comment 6:	In the Financial Highlights, on page 39, for the Growth Fund, consider whether future portfolio turnover rates will be higher under the new investment strategy. If so, add disclosure.

Response:	Comment accepted. We have added a footnote stating that portfolio turnover is anticipated to increase in future reporting periods.

Comment 7:	On page 51, under “Telephone/Online Transaction Privileges,” add disclosure explaining why redemptions by phone and online are limited to less than $50,000 per day.

Response:
Comment accepted. We have added an explanation that redemptions of $50,000 or more require a signature guarantee, and as such, redemption instructions must be sent by mail.  We have cross-referenced this disclosure with the section of the prospectus that discusses signature guarantees.

Mr. Vincent J. Di Stefano, Jr. Division of Investment Management December 4, 2008 Page 3 of 3

Acknowledgements

As you requested, on behalf of the Registrant, we make the following representations:

The disclosure in the Registration Statement is the responsibility of the Registrant.  The Registrant acknowledges that any action of the SEC or its Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein.  The Registrant also represents to the SEC that should the SEC or its Staff declare the Registration Statement effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We believe that the foregoing has been responsive to the Staff's comments.  Please call the undersigned at (703) 907-5953 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Kelly Bowers Whetstone, Esq.

Kelly Bowers Whetstone, Esq.
Secretary, Homestead Funds, Inc.

cc:           Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.